EXHIBIT 99.2
Notice to LSE
Block Listing Six Monthly Return
1 November 2024
In accordance with Listing Rule 20.6.6R, a final block listing return is set out below.

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Global Employee Share Plan
Period of return:	3 May 2024 to 31 October 2024
Balance of unallotted securities under scheme(s) from previous return:	35,519
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	39,000
Less: Number of securities issued / allotted under scheme(s) during period:	29,185
Equals: Balance under scheme(s) not yet issued / allotted at end of period:	45,334

Name of contact:	Andy Hodges
Telephone number of contact:	0207 781 2000
LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State
Notice to LSE
Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company
Secretary.
riotinto.com